FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 13th December 2012

DIRECTORATE CHANGE

Royal Dutch Shell plc (the "Company") announces that Mr Gerrit Zalm has been appointed a Non-executive Director of the Company with effect from January 1, 2013. Mr Zalm is the Chairman of the Board of Management of ABN AMRO Bank N.V., a position he has held since February 2009. Prior to that Mr Zalm was the Minister of Finance of the Netherlands from 1994-2002 and from 2003-2007. Mr Zalm will seek re-appointment by shareholders at the next Annual General Meeting (AGM), scheduled to be held in May 2013.

Mr Jeroen van der Veer, a Non-executive Director of the Company since July 2009 and a Member of the Corporate and Social Responsibility Committee, and previously Chief Executive from October 2004 until July 2009, has elected to retire from the Board at the close of business of the 2013 AGM.

"When Jeroen van der Veer steps down in 2013 he will have completed 42 years of exemplary service to the Company of which 16 years as a director of the Company, including as the Chief Executive during a difficult period followed by a transition and successful unification" it was noted by the Chairman Jorma Ollila.

December 13, 2012

ENQUIRIES

Media Contacts:

International, UK +44 20 7934 5550
The Hague +31 70 377 8750

Shell Investor Relations:

The Hague
Tjerk Huysinga +31 70 377 3996

North America
Ken Lawrence: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 13 December 2012